Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTIONS

INVESTMENT IN PARTNERSHIPS THROUGH EQUITY INVESTMENT PLANS

The Board announces that the Company intends to contribute no more than RMB1,500,000,000 to the Xinyuan EIP established by CLI and enter into the Xinyuan Entrustment Contract with CLI by 31 December 2022 for such purpose. All funds under the Xinyuan EIP will be used for the subscription of limited partnership interest in the Xinyuan Partnership. In this connection, CLI will, on behalf of the Xinyuan EIP and as a limited partner, enter into the Xinyuan Partnership Agreement with Guangzhou Jinhong and Guoneng Fund Management (each as a general partner), and Guoneng Low-Carbon Fund and Longyuan Power (each as a limited partner). China Life Jinshi will serve as the manager of the Xinyuan Partnership.

The Board further announces that the Company and CLP&C intend to contribute no more than RMB2,400,000,000 and RMB600,000,000, respectively, to the Xindian EIP established by CLI and enter into the Xindian Entrustment Contract with CLI by 31 December 2022 for such purpose. All funds under the Xindian EIP will be used for the subscription of limited partnership interest in the Xindian Partnership. In this connection, CLI will, on behalf of the Xindian EIP and as a limited partner, enter into the Xindian Partnership Agreement with Guangzhou Jinhong (as the general partner) and CHD (as a limited partner). China Life Jinshi will serve as the manager of the Xindian Partnership.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% of the equity interest in CLI and 60% of the equity interest in CLP&C, and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLI, CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinhong is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the transactions concerning the investment in the Xinyuan Partnership and the Xindian Partnership constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the transactions, on a standalone or aggregated basis, are more than 0.1% but less than 5%, the transactions are subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fees payable to China Life Jinshi, the manager of the Xinyuan Partnership and the Xindian Partnership, on an aggregated basis, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that the Company intends to contribute no more than RMB1,500,000,000 to the Xinyuan EIP established by CLI and enter into the Xinyuan Entrustment Contract with CLI by 31 December 2022 for such purpose. All funds under the Xinyuan EIP will be used for the subscription of limited partnership interest in the Xinyuan Partnership. In this connection, CLI will, on behalf of the Xinyuan EIP and as a limited partner, enter into the Xinyuan Partnership Agreement with Guangzhou Jinhong and Guoneng Fund Management (each as a general partner), and Guoneng Low-Carbon Fund and Longyuan Power (each as a limited partner). China Life Jinshi will serve as the manager of the Xinyuan Partnership.

The Board further announces that the Company and CLP&C intend to contribute no more than RMB2,400,000,000 and RMB600,000,000, respectively, to the Xindian EIP established by CLI and enter into the Xindian Entrustment Contract with CLI by 31 December 2022 for such purpose. All funds under the Xindian EIP will be used for the subscription of limited partnership interest in the Xindian Partnership. In this connection, CLI will, on behalf of the Xindian EIP and as a limited partner, enter into the Xindian Partnership Agreement with Guangzhou Jinhong (as the general partner) and CHD (as a limited partner). China Life Jinshi will serve as the manager of the Xindian Partnership.

PARTICULARS OF THE INVESTMENT IN THE XINYUAN PARTNERSHIP

Principal Terms of the Xinyuan Entrustment Contract

Parties

•	Entrusting party: the Company

•	Trustee: CLI

Contribution to the Xinyuan EIP

The Company will contribute no more than RMB1,500,000,000 to the Xinyuan EIP established by CLI. The capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

All funds under the Xinyuan EIP will be used for the subscription of limited partnership interest in the Xinyuan Partnership.

Management Fee

During the term of the Xinyuan EIP, CLI will charge a management fee to the Company at the fee rate of 0.09% per annum in respect of the investment and management services provided by it under the Xinyuan EIP.

The arrangement for the payment of management fee by the Company to CLI as described above falls into the scope of continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021.

Principal Terms of the Xinyuan Partnership Agreement

Parties

•	General partners and managing partners: Guangzhou Jinhong and Guoneng Fund Management

•	Limited partners: CLI (on behalf of the Xinyuan EIP), Guoneng Low-Carbon Fund and Longyuan Power

Capital Contribution and Payment

The total capital contribution by all partners of the Xinyuan Partnership shall be RMB3,002,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage

Guangzhou Jinhong	General partner	RMB1,000,000	0.033%

Guoneng Fund Management	General partner	RMB1,000,000	0.033%

CLI (on behalf of the Xinyuan EIP)	Limited partner	RMB1,500,000,000	49.967%

Guoneng Low-Carbon Fund	Limited partner	RMB1,000,000,000	33.311%

Longyuan Power	Limited partner	RMB500,000,000	16.656%

Total		RMB3,002,000,000	100%

CLI (on behalf of the Xinyuan EIP and as a limited partner) shall make its capital contribution by instalment according to the requirements specified in the demand note issued by Guangzhou Jinhong for payment of the capital contribution. Guangzhou Jinhong shall generally issue the demand note for payment of the capital contribution to all the limited partners at least 10 business days in advance.

Term

The period from the payment due date set forth in the demand note for payment to be served by Guangzhou Jinhong to the limited partners (the “First Closing Date”) to the third anniversary of the First Closing Date shall be the investment period of the Xinyuan Partnership. The period from the date immediately following the expiry of the investment period to the fifth anniversary of the First Closing Date shall be the exit period of the Xinyuan Partnership. Guangzhou Jinhong may extend the investment period and/or the exit period of the Xinyuan Partnership for one year. Any further extension of the investment period and/or exit period of the Xinyuan Partnership shall be subject to the approval of the partners’ meeting.

Management

Guangzhou Jinhong and Guoneng Fund Management, the general partners, shall serve as the managing partners, which shall be responsible for the executive functions and investment operations of the Xinyuan Partnership. The Xinyuan Partnership shall pay an executive performance fee to Guoneng Fund Management, which shall be shared by all the limited partners. The amount of the annual executive performance fee shall be 0.115% of the balance of the paid-in capital contributions of all the limited partners. No executive performance fee shall be charged by Guangzhou Jinhong.

China Life Jinshi will serve as the manager of the Xinyuan Partnership for the provision of daily operation and investment management services to the Xinyuan Partnership. The Xinyuan Partnership shall pay a management fee to the manager in relation to such services, which shall be shared by all the limited partners. The amount of the annual management fee shall be 0.115% of the balance of the paid-in capital contributions of all the limited partners.

The Xinyuan Partnership shall establish an investment advisory committee comprising three members, and each of the limited partners shall have the right to appoint one member. The main duties and responsibilities of the investment advisory committee include: (a) dealing with any matters involving conflicts of interest and related party transactions, (b) considering whether any investment to be made by the Xinyuan Partnership is in compliance with the requirements of applicable laws and regulations, and (c) considering the valuation methods in connection with the realization of non-cash assets of the Xinyuan Partnership. All matters considered by the investment advisory committee shall be unanimously approved by all of its members.

The Xinyuan Partnership shall establish an investment decision committee comprising five members, of which Guangzhou Jinhong shall have the right to nominate two members, and Guoneng Fund Management shall have the right to nominate three members. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Xinyuan Partnership and its exit from investment projects.

Investment Scope and Restrictions

Subject to compliance with the requirements under applicable laws and regulations with respect to investment by insurance funds, the Xinyuan Partnership will primarily invest in green and low-carbon investment targets (such as wind power, photovoltaic power, energy storage and other clean energy projects), the selection of which shall be in line with the relevant industrial policy guidance of the PRC and the project qualification requirements, and the investment target shall have an internal rate of return in compliance with relevant investment standards.

The accumulated amount of investment to be made by the Xinyuan Partnership in any single project shall not exceed 50% of the total capital contribution by all partners of the Xinyuan Partnership.

Profit Distribution

The distributable profits of the Xinyuan Partnership shall be distributed at the time of exit from an investment project in the following order:

(a)

the profits shall first be distributed to CLI, until it has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Xinyuan Partnership has exited, and also recovered its paid-in capital contribution to such investment project;

(b)

the balance (if any) shall be distributed to Guangzhou Jinhong, until it has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Xinyuan Partnership has exited, and also recovered its paid-in capital contribution to such investment project;

(c)

the balance (if any) shall be distributed to Guoneng Low-Carbon Fund and Longyuan Power, until each of them has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Xinyuan Partnership has exited, and also recovered its paid-in capital contribution to such investment project;

(d)

the balance (if any) shall be distributed to Guoneng Fund Management, until it has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Xinyuan Partnership has exited, and also recovered its paid-in capital contribution to such investment project;

(e)

the remaining distributable profits (if any) shall be regarded as excess profits, which shall be distributed between the general partners and limited partners at the time of exit from the last investment project. The allocation proportion shall be determined based on the benchmark rate of return specified in the Xinyuan Partnership Agreement, and the allocation to CLI will be no more than 20% of the excess profits.

Loss Sharing

Any debts of the Xinyuan Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the limited partners shall be liable for the debts of the Xinyuan Partnership up to the amount of their respective capital contributions, and the general partners shall bear the unlimited joint and several liability for the debts of the Xinyuan Partnership.

PARTICULARS OF THE INVESTMENT IN THE XINDIAN PARTNERSHIP

Principal Terms of the Xindian Entrustment Contract

Parties

•	Entrusting parties: the Company and CLP&C

•	Trustee: CLI

Contribution to the Xindian EIP

The Company and CLP&C will contribute no more than RMB2,400,000,000 and RMB600,000,000, respectively, to the Xindian EIP established by CLI. The capital contribution to be made by the Company was determined by the Company based on its asset allocation requirement, and will be funded by its internal resources.

Investment Targets

All funds under the Xindian EIP will be used for the subscription of limited partnership interest in the Xindian Partnership.

Management Fee

During the term of the Xindian EIP, CLI will charge a management fee to the Company and CLP&C at the fee rate of 0.04% per annum in respect of the investment and management services provided by it under the Xindian EIP.

The arrangement for the payment of management fee by the Company to CLI as described above falls into the scope of continuing connected transactions under the Agreement for Entrusted Investment and Management and Operating Services with respect to Alternative Investments with Insurance Funds entered into between the Company and CLI, and such management fee shall be included in the annual caps of the relevant years under the agreement. For details, please refer to the announcement of the Company dated 28 October 2021 and the circular of the Company dated 30 November 2021.

Principal Terms of the Xindian Partnership Agreement

Parties

•	General partner and managing partner: Guangzhou Jinhong

•	Limited partners: CLI (on behalf of the Xindian EIP) and CHD

Capital Contribution and Payment

The total capital contribution by all partners of the Xindian Partnership shall be RMB6,001,000,000. The capital contribution to be made by each of the partners is set out as follows:

Partner	Type	Capital Contribution	Percentage (Note)

Guangzhou Jinhong	General partner	RMB1,000,000	0.017%

CLI (on behalf of the Xindian EIP)	Limited partner	RMB3,000,000,000	49.992%

CHD	Limited partner	RMB3,000,000,000	49.992%

Total		RMB6,001,000,000	100%

Note: The discrepancy between the total and the sum of amounts in the table above is due to rounding.

CLI (on behalf of the Xindian EIP and as a limited partner) shall make its capital contribution by instalment according to the requirements specified in the demand note issued by Guangzhou Jinhong for payment of the capital contribution. Guangzhou Jinhong shall generally issue the demand note for payment of the capital contribution to all the limited partners at least 10 business days in advance.

Term

The period from the payment due date set forth in the demand note for payment to be served by Guangzhou Jinhong to the limited partners (the “First Closing Date”) to the fifth anniversary of the First Closing Date shall be the investment period of the Xindian Partnership. The period from the date immediately following the expiry of the investment period to the sixth anniversary of the First Closing Date shall be the exit period of the Xindian Partnership. Guangzhou Jinhong may extend the exit period of the Xindian Partnership for one year. Any further extension of the exit period of the Xindian Partnership shall be subject to the approval of the partners’ meeting.

Management

Guangzhou Jinhong, the general partner, shall serve as the managing partner, which shall be responsible for the executive functions and investment operations of the Xindian Partnership. China Life Jinshi will serve as the manager of the Xindian Partnership for the provision of daily operation and investment management services to the Xindian Partnership. The Xindian Partnership shall pay a management fee to the manager in relation to such services, which shall be shared by all the limited partners. The amount of the annual management fee shall be 0.39% of the balance of the paid-in capital contributions of all the limited partners.

The Xindian Partnership shall establish an investment advisory committee comprising three members, of which CLI shall have the right to appoint two members, and CHD shall have the right to appoint one member. The main duties and responsibilities of the investment advisory committee include: (a) dealing with any matters involving conflicts of interest and related party transactions, (b) considering whether any investment to be made by the Xindian Partnership is in compliance with the requirements of applicable laws and regulations, and (c) considering the valuation methods in connection with the realization of non-cash assets of the Xindian Partnership.

The Xindian Partnership shall establish an investment decision committee comprising four members, of which Guangzhou Jinhong shall have the right to nominate one member, China Life Jinshi shall have the right to nominate one member, and CHD shall have the right to nominate two members. The investment decision committee shall be mainly responsible for the decision making with respect to the investment of the Xindian Partnership and its exit from investment projects.

Investment Scope and Restrictions

Subject to compliance with the requirements under applicable laws and regulations with respect to investment by insurance funds, the Xindian Partnership will primarily invest in equity interests of unlisted enterprises in the clean energy sectors such as wind power, photovoltaic power and energy storage, and the investment target shall have an internal rate of return in compliance with relevant investment standards.

The accumulated amount of investment to be made by the Xindian Partnership in any single project shall not exceed 50% of the total capital contribution by all partners of the Xindian Partnership.

Profit Distribution

The distributable profits of the Xindian Partnership shall be distributed to the partners (i) on an annual basis and (ii) at the time of exit from investment projects.

(i)	The annual profit distribution shall be made in the following order:

(a)	the annual profits shall first be distributed to CLI at an annual rate of 6%;

(b)	the balance (if any) shall be distributed to Guangzhou Jinhong at an annual rate of 6%;

(c)	the balance (if any) shall be distributed to CHD at an annual rate of 6%;

(d)	the balance (if any) shall be retained in the Xindian Partnership for cash management and can be used for the annual profit distribution for next year.

(ii)	The profit distribution at the time of exit from an investment project shall be made in the following order:

(a)

the profits shall be distributed to each of the partners, until each of them has recovered its paid-in capital contribution to the investment project from which the Xindian Partnership has exited. If the distributable profits are insufficient to refund the paid-in capital contributions made by all partners to such project, then the distribution shall be made in proportion to their respective paid-in capital contributions;

(b)

the balance (if any) shall be distributed to each of the partners, until each of them has obtained, on a cumulative basis, the profits calculated at an annual rate of return of 6% in respect of its paid-in capital contribution to the investment project from which the Xindian Partnership has exited. If the distributable profits are insufficient to pay the profits described in this item (b) to all partners, then the distribution shall be made in proportion to their respective paid-in capital contributions;

(c)	the remaining distributable profits (if any) shall be regarded as excess profits, which shall be distributed among all partners in proportion to their respective paid-in capital contributions.

Loss Sharing

Any debts of the Xindian Partnership shall be shared by all partners in proportion to their respective capital contributions, provided, however, that the limited partners shall be liable for the debts of the Xindian Partnership up to the amount of their respective capital contributions, and the general partner shall bear the unlimited joint and several liability for the debts of the Xindian Partnership.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The transactions regarding the Company’s investment in the Xinyuan Partnership (through the Xinyuan EIP) and the Xindian Partnership (through the Xindian EIP) will facilitate the Company to improve its efficiency in utilizing insurance funds, give play to the professional ability of CLI, and diversify risks and achieve stable income by capitalizing on the investment portfolio advantages. The Xinyuan Partnership and the Xindian Partnership will primarily invest in clean energy projects such as wind power, photovoltaic power and energy storage. After being put into operation, these projects can generate stable cash flow with a relatively low operation and maintenance costs, which will be in line with the requirements of insurance funds allocation. In addition, the participation in such projects will help the Company optimize the structure of its assets allocation, achieve the goal of fostering the growth of the clean energy industry, implement the national “Dual Carbon” strategy, and promote green and low-carbon transformation, with a view to bolstering the development of the real economy.

The Directors (including the independent non-executive Directors) are of the view that the transactions regarding the investment in the Xinyuan Partnership and the Xindian Partnership are conducted by the Company in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole. As Mr. Wang Bin, Mr. Su Hengxuan, Mr. Yuan Changqing and Mr. Wang Junhui may be regarded as having an interest in the transactions, they have abstained from voting on the resolutions of the Board to approve the transactions.

RISKS OF THE TRANSACTIONS

The risks of the transactions mainly include: (a) the changes in macro-control policy, financial and taxation policy, industrial policy, laws and regulations, as well as the changes in economic cycle and competitive landscape of regional markets which may have impacts on the value of projects invested by the Xinyuan Partnership and the Xindian Partnership, and (b) the operating risk arising from the management and operation by the general partners and the manager of the assets of the Xinyuan Partnership and the Xindian Partnership.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company, and is a connected person of the Company. As CLIC holds 100% of the equity interest in CLI and 60% of the equity interest in CLP&C, and indirectly holds 100% of the equity interest in China Life Jinshi, each of CLI, CLP&C and China Life Jinshi is a connected person of the Company. Guangzhou Jinhong is a wholly-owned subsidiary of China Life Jinshi, and is therefore also a connected person of the Company. As such, the transactions concerning the investment in the Xinyuan Partnership and the Xindian Partnership constitute connected transactions of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the transactions, on a standalone or aggregated basis, are more than 0.1% but less than 5%, the transactions are subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Given that all applicable percentage ratios in respect of the management fees payable to China Life Jinshi, the manager of the Xinyuan Partnership and the Xindian Partnership, on an aggregated basis, are less than 0.1%, the arrangement for the payment of management fees is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers personal insurance businesses, including life insurance, health insurance and accident insurance businesses, reinsurance relating to the above insurance businesses, use of funds permitted by applicable PRC laws and regulations or the State Council, as well as all types of personal insurance services, consulting business and agency business, sale of securities investment funds, and other businesses permitted by the CBIRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements. CLIC is held as to 90% and 10% by the Ministry of Finance of the PRC and the National Council for Social Security Fund, respectively.

CLP&C is a non-wholly owned subsidiary of CLIC, with a registered capital of RMB18,800 million. Its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CBIRC.

CLI is a wholly-owned subsidiary of CLIC, with a registered capital of RMB3,700 million. Its principal business includes: the management funds in RMB and foreign currency under entrustment, engagement in alternative investment business, management and application of its own funds in RMB and foreign currency, business involving insurance asset management products such as debt investment schemes and equity investment plans, provision of consulting services relating to asset management, as well as other businesses approved by the CBIRC and other departments of the State Council.

China Life Jinshi is a wholly-owned subsidiary of CLI, with a registered capital of RMB200 million. China Life Jinshi obtained the qualification of private equity fund manager from the Asset Management Association of China in April 2018, and received the Notice for the Registration of Insurance Private Equity Funds in January 2020, thus qualifying as an insurance private equity fund manager. The scope of business of China Life Jinshi includes: asset management (exclusive of projects subject to approval), investment consulting services, corporate investment with its own funds, investment management services, equity investment, and equity investment management. China Life Jinshi is a platform for professional investment management of funds within CLIC for the special opportunity and inclusive financing sector. China Life Jinshi has accumulated extensive experience in the above sectors and established a good relationship of cooperation with the key market participants. It manages a number of investment products of the same type with a satisfactory performance track record.

Guangzhou Jinhong is a wholly-owned subsidiary of China Life Jinshi, with a registered capital of RMB2 million. It is principally engaged in asset management (exclusive of projects subject to approval), investment consulting services, corporate investment with its own funds, investment management services, equity investment, and equity investment management.

Longyuan Power is a leading wind power generation company in the PRC and is primarily engaged in the design, development, construction, management and operation of wind farms. In addition to the wind power business, Longyuan Power also operates other power projects such as coal power, solar power, tidal, biomass and geothermal energy. Meanwhile, Longyuan Power also provides consultation, repair and maintenance, training and other professional services to wind farms, and manufactures and sells power equipment used in the power grids, wind farms and coal power plants. Shares of Longyuan Power are listed on the Stock Exchange (stock code: 00916) and its ultimate beneficial owners is CHN Energy.

Guoneng Fund Management is a manager of private equity investment fund and venture capital fund registered in the Asset Management Association of China. As the management and operation platform of CHN Energy’s industrial fund, Guoneng Fund Management has a fund scale of RMB6,001 million under management. It maximizes the interests of its partners by relying on its shareholders’ project experience and resource endowment advantages in the investment in energy sector. The ultimate beneficial owner of Guoneng Fund Management is CHN Energy.

Guoneng Low-Carbon Fund is a private equity investment fund established by several subsidiaries of CHN Energy (as limited partners) and Guoneng Fund Management (as the general partner and the manager), which is primarily used for the investment in green and low-carbon projects.

CHN Energy, a state-owned enterprise established under the laws of the PRC, operates eight business segments including coal, thermal power, new energy, hydropower, transportation, chemical, environmental technologies and finance, and is the world’s largest producer of coal, thermal power, wind power, as well as coal-to-liquids and coal chemical products. The actual controller of CHN Energy is the State-owned Assets Supervision and Administration Commission of the State Council.

CHD is a state-owned enterprise established under the laws of the PRC, and its principal business includes power generation, heat generation and supply, development of primary energy in relation to electricity (such as coal) and related professional technology services. The actual controller of CHD is the State-owned Assets Supervision and Administration Commission of the State Council.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors of the Company

“CBIRC”	China Banking and Insurance Regulatory Commission

“CHD”	中國華電集團有限公司 (China Huadian Corporation Ltd.), a state-owned enterprise established under the laws of the PRC

“China Life Jinshi”	國壽金石資產管理有限公司 (China Life Jinshi Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect wholly-owned subsidiary of CLIC

“CHN Energy”	國家能源投資集團有限責任公司 (CHN Energy Investment Corporation Limited), a state-owned enterprise established under the laws of the PRC

“CLI”	國壽投資保險資產管理有限公司 (China Life Investment Management Company Limited), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of CLIC

“CLIC”	中國人壽保險（集團）公司 (China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company

“CLP&C”

中國人壽財產保險股份有限公司 (China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC owned as to 60% by CLIC and 40% by the Company

“Company”	China Life Insurance Company Limited, a joint stock limited liability company established under the laws of the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Guangzhou Jinhong”	廣州金宏資產管理有限公司 (Guangzhou Jinhong Asset Management Co., Ltd.), a company established under the laws of the PRC with limited liability, and a wholly-owned subsidiary of China Life Jinshi

“Guoneng Fund Management”	國能（北京）私募基金管理有限公司 (National Energy (Beijing) Private Equity Fund Management Co., Ltd.), a company established under the laws of the PRC with limited liability

“Guoneng Low-Carbon Fund”	北京國能綠色低碳發展投資基金（有限合夥）(Beijing Guoneng Green and Low-Carbon Development Investment Fund (Limited Partnership)), a limited partnership established under the laws of the PRC

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Longyuan Power”	龍源電力集團股份有限公司 (China Longyuan Power Group Corporation Limited), a joint stock limited liability company established under the laws of the PRC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning given to it under the Listing Rules

“Xindian EIP”

國壽投資－新電壹號股權投資計劃 (CLI – Xindian No. 1 Equity Investment Plan)(the name of which is subject to the registration with the Insurance Asset Management Association of China), an equity investment plan to be established by CLI

“Xindian Entrustment Contract”	the entrustment contract to be entered into by the Company and CLP&C with CLI in respect of the establishment of the Xindian EIP

“Xindian Partnership”

北京新電壹號股權投資基金合夥企業（有限合夥） (Beijing Xindian No. 1 Equity Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Xindian Partnership Agreement”

the partnership agreement to be entered into by CLI (on behalf of the Xindian EIP and as a limited partner) with Guangzhou Jinhong (as the general partner) and CHD (as a limited partner) in respect of the formation of the Xindian Partnership

“Xinyuan EIP”

國壽投資－新源壹號股權投資計劃 (CLI – Xinyuan No. 1 Equity Investment Plan)(the name of which is subject to the registration with the Insurance Asset Management Association of China), an equity investment plan to be established by CLI

“Xinyuan Entrustment Contract”	the entrustment contract to be entered into by the Company with CLI in respect of the establishment of the Xinyuan EIP

“Xinyuan Partnership”

北京新源壹號股權投資基金合夥企業（有限合夥） (Beijing Xinyuan No. 1 Equity Investment Fund Partnership (Limited Partnership)) (the name of which is subject to the filing with the department in charge of industrial and commercial administration), a limited partnership to be established under the laws of the PRC

“Xinyuan Partnership Agreement”

the partnership agreement to be entered into by CLI (on behalf of the Xinyuan EIP and as a limited partner) with Guangzhou Jinhong and Guoneng Fund Management (each as a general partner), and Guoneng Low-Carbon Fund and Longyuan Power (each as a limited partner) in respect of the formation of the Xinyuan Partnership

By Order of the Board
China Life Insurance Company Limited

Heng Victor Ja Wei
Company Secretary

Hong Kong, 16 December 2021

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Li Mingguang, Huang Xiumei
Non-executive Directors:	Yuan Changqing, Wang Junhui
Independent Non-executive Directors:	Tang Xin, Leung Oi-Sie Elsie, Lam Chi Kuen, Zhai Haitao